[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 6 2008
DIVISION OF MARKET REGULATION

08029837

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 51067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Preferred Holding Company
Preferred Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 W Henrietta Road
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot Mibaum 585-427-2420
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schacht & Oliver LLP
(Name — *if individual, state last, first, middle name*)

3445 Winton Place #113	Rochester	NY	14623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

N/2

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Elliot Mibaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Holding Company, as of December 31, ~~19~~ 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SARAH SLESAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COMM. EXP. 8/8/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

PAGE

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITOR'S REPORT

ACCRUAL BASIS

Mr. Elliott R. Mibaum
Preferred Holding Corporation
Rochester, New York

We have audited the accompanying balance statements of financial condition of Preferred Holding Corporation as of December 31, 2007 and 2006, and the related statements of operations shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Holding Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schacht & Oliver, LLP
SCHACHT & OLIVER, LLP

January 30, 2008

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

BALANCE SHEET

ASSETS

	December 31 2007	December 31 2006
Current Assets		
Cash	$ 43,035	$ 20,352
Accounts Receivable	97,915	101,053
Total Current Assets	$140,950	$121,405
Property and Equipment, net of accumulated depreciation of $16,046 and $12,476 respectively	46,105	35,173
Other Assets		
Investment - Brent Capital	191,235	149,115
TOTAL ASSETS	$378,290	$305,693

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities		
Payroll Taxes Payable	$ 0	$ 2,245
Accounts Payable	41,164	95,401
Total Current Liabilities	$ 41,164	$ 97,646
Stockholder's Equity		
Common Stock - No Par Value; 200 Shares Authorized; 100 Shares issued and outstanding	3,375	3,375
Paid-In Capital	24,000	24,000
Retained Earnings	309,751	180,672
Total Stockholder's Equity	$337,126	$208,047
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$378,290	$305,693

The accompanying notes are an integral part of the financial statements.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF OPERATIONS

	Year Ended December 31	
	2007	2006
Revenue - Commissions	$1,336,227	$1,259,206
Operating Expenses		
Commissions - Others	869,794	879,989
Rent - Stockholder	25,869	11,810
Other	181,553	157,551
Total Operating Expenses	$1,077,216	$1,049,350
NET INCOME	$ 259,011	$ 209,856

The accompanying notes are an integral part of the financial statements.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance - January 1, 2006	$3,375	$ 0	$175,364	$178,739
Capital Invested	0	24,000	(24,000)	0
Net Income	0	0	209,856	209,856
Distributions to Shareholder	0	0	(180,548)	(180,548)
Balance - December 31, 2006	$3,375	$24,000	$180,672	$208,047
Net Income	0	0	259,011	259,011
Distributions to Shareholder	0	0	(129,932)	(129,932)
BALANCE - DECEMBER 31, 2007	$3,375	$24,000	$309,751	$337,126

The accompanying notes are an integral part of the financial statements.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ELLIOT R. MIBAUM
PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF CASH FLOWS

	Year Ended December 31	
	2007	2006
Cash Flows from Operating Activities		
Net Income for the Year	$259,011	$209,856
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	1,170	4,900
Accounts Receivable	3,138	(62,253)
Payroll Taxes	(2,245)	444
Accounts Payable	(54,237)	85,481
Net Cash Provided by Operating Activities	$206,837	$238,428
Cash Provided by Investing Activities		
Building Improvements Made	(12,102)	(5,250)
Equipment Purchases	0	(6,329)
Net Cash Provided by Investing Activities	($ 12,102)	($ 11,579)
Cash Flows from Financing Activities		
Purchase of Brent Capital Stock	(42,120)	(41,791)
Withdrawal of Funds by Shareholder	(129,932)	(180,548)
Net Cash (Used) from Financing Activities	($172,052)	($222,339)
Net Increase in Cash	$ 22,683	$ 4,510
Cash Balance - January 1	20,352	15,842
CASH BALANCE - DECEMBER 31	$ 43,035	$ 20,352

The accompanying notes are an integral part of the financial statements.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

Note A - The Company and Summary of Significant Accounting Policies

The Corporation

The Corporation was incorporated in the State of New York on November 29, 2000 and began business January 1, 2002 as a broker-dealer in securities. The Corporation does not hold securities on behalf of its customers and functions only as a commission broker.

Income Taxes

The Corporation has elected to be taxed as an "S" Corporation under Section 1362 of the Internal Revenue Code and under Chapter 103 of the New York State Tax Code. As an "S" Corporation the taxable income of the Corporation is generally passed through to the shareholder and taxed on an individual basis.

Property and Equipment

Property and equipment consists of the following as of December 31:

	2007	2006
Building Improvements	$47,001	$32,499
Signs	1,648	1,648
Office Equipment	13,502	13,502
	$62,151	$47,649
Less: Accumulated Depreciation	16,046	12,476
	$46,105	$35,173

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Net Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission which requires net capital, as defined, shall be the greater of $5,000 or 6 2/3% of an aggregate indebtedness, as defined. The net capital as of December 31, 2007 was $309,751. The required capital at December 31, 2007 was $66,110.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

Note C - Investment - Brent Capital

On February 1, 2003 the Corporation purchased 100% of Brent Capital Corporation, another commission broker. The purchase price is 50% of the overrides of the Brent's broker dealers' commission for 5 years, payable monthly. There is no interest added.

Note D - Related Activities

The Corporation rents its premises from the stockholder but has no lease or fixed rental amounts.

PREFERRED HOLDING CORPORATION

SUPPLEMENTARY INFORMATION

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Mr. Elliott R. Mibaum
Preferred Holding Corporation

We have audited the accompanying financial statements of Preferred Holding Corporation as of December 31, 2007 and 2006 and have issued our report thereon dated January 30, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 7 through 12 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schacht & Oliver, LLP

SCHACHT & OLIVER, LLP

Rochester, New York
January 30, 2008

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION

	Year Ended December 31	
	2007	2006
Schedule of Operating Expenses		
Advertising expense	$8,146	$ 25,065
Automobile expense	2,499	2,448
Consultation fees	33,415	0
Contributions	2,950	6,027
Depreciation expense	1,170	4,900
Dues, licenses, and subscriptions	2,071	200
Employee benefits	2,066	0
Equipment rental	5,656	3,860
Gifts	0	50
Insurance	13,115	13,028
Interest and bank charges	22	223
Landscaping and snow removal	1,188	1,188
Miscellaneous	1,172	1,463
New York State franchise tax	125	100
Office expense and supplies	5,138	7,162
Payroll taxes	3,134	4,719
Payroll	40,200	28,410
Postage and delivery	5,020	5,464
Profession fees	6,625	4,494
Regulatory fees	10,251	5,590
Repairs and maintenance	8,288	16,855
Telephone	10,650	8,790
Travel and entertainment	9,782	8,561
Utilities	8,870	8,954
TOTAL OPERATING EXPENSES	$181,553	$157,551

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

	Year Ended December 31	
	2007	2006
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total Corporation's Capital per Accompanying Statement of Financial Condition	$309,751	$180,672
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% or aggregate indebtedness	$ 2,744	$ 0
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 61,110	$ 8,601
Excess net capital at 1.000% (net capital less 10% of aggregate indebtedness)	$ 56,994	$ 8,601
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per accompanying statement of financial condition	$ 41,164	$97,646

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

	Year Ended December 31	
	2007	2006
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported by the Corporation on Form X-17A-5, Part IIA Focus Report	$ 66,110	$ 23,759
Net Capital As Reported In Supplementary Schedule Submitted With Audited Financial Statements	$337,126	$208,047

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

PREFERRED HOLDING CORPORATION
December 31, 2007

Computation of Net Capital	
Total Ownership Equity	$337,126
Less: Nonallowable Assets	
Accounts receivable	(33,687)
Furniture and equipment	(46,105)
Acquisition of Brent capital stock	(191,235)
	($271,027)
Total Net Capital	$ 66,099
Minimum Required Net Capital	6,510
Excess Net Capital	$ 59,289

There are no material differences between the December 31, 2007 audit and the fourth quarter 2007 Focus Report.

Letty Gail Schacht, CPA

Letty Gail Schacht, CPA

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Elliott R. Mibaum
Preferred Holding Corporation

In planning and performing our audit of the financial statements of Preferred Holding Corporation for the year ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schacht & Oliver, LLP

SCHACHT & OLIVER, LLP

Rochester, New York
January 30, 2008

January 30, 2008

OATH OF AFFIRMATION

I, Elliott R. Mibaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Preferred Holding Corporation as of December 31, 2007 and 2006, are true and correct. I further affirm that neither the Corporation nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Sworn to before me this
30 day of January 2008

Notary Public

SARAH SLESAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COM. EXP. 8/8/09

END